UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No.  )*


                                 VALENTIS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91913E302
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                                 (CUSIP Number)

   Mitchell D. Kaye, Manager                        with a copy to:
   Xmark Asset Management, LLC                      Steven E. Seisser, Esq.
   152 West 57th Street                             Lowenstein Sandler PC
   21st Floor                                       65 Livingston Avenue
   New York, New York  10019                        Roseland, New Jersey  07068
   (212) 247-8200                                   (973) 597-2506
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 7, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         91913E302
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   New York, United States
--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:                  *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:          *
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:   1,326,472*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   9.9%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
* Xmark Asset Management, LLC, a New York limited liability company ("XAM"), serves as investment manager for each of Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"). In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. As of September 7, 2004, Xmark LP is the holder of (i) 495,561 shares of common stock, par value $0.001 per share (the "Common Stock"), of Valentis, Inc., a Delaware corporation (the "Company"), (ii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase up to an aggregate of 132,996 shares of Common Stock at an exercise price of $3.00 per share (the "Initial Xmark LP Warrants"), which exercise price is subject to adjustment as set forth in the Initial Xmark LP Warrants, and (iii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase up to an aggregate of 34,916 shares of Common Stock at an exercise price of $6.98 per share (the "Additional Xmark LP Warrants", and together with the Initial Xmark LP Warrants, the "Xmark LP Warrants"), which exercise price is subject to adjustment as set forth in the Additional Xmark LP Warrants. Xmark Ltd is the holder of (i) 491,619 shares of Common Stock, and (ii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase up to an aggregate of 136,464 shares of Common Stock at an exercise price of $3.00 per share (the "Initial Xmark Ltd Warrants"), which exercise price is subject to adjustment as set forth in the Initial Xmark Ltd Warrants, and (iii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase up to an aggregate of 34,916 shares of Common Stock at an exercise price of $6.98 per share (the "Additional Xmark Ltd Warrants", and together with the Initial Xmark Ltd Warrants, the "Xmark Ltd Warrants"), which exercise price is subject to adjustment as set forth in the Additional Xmark Ltd Warrants. Thus, as of September 7, 2004, for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,326,472 shares of Common Stock, or 9.9% of the Common Stock deemed issued and outstanding as of that date.

This Schedule is a voluntary filing to transition from the Schedule 13G filed by the reporting person on January 7, 2004 to Schedule 13D, and is not prompted by any change in the disclosure required by Item 4 of Schedule 13D.



Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Valentis, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices located at 863A Mitten Road, Burlingame, California 94010.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Xmark Asset Management, LLC, a New York limited liability company ("XAM"). XAM's business address is 152 West 57th Street, 21st Floor, New York, New York 10019.

          XAM serves as the investment manager for Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP") and Xmark Fund, Ltd., a Cayman Islands exempt company ("Xmark Ltd"). Xmark LP and Xmark Ltd are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mitchell  D.  Kaye,   whose  business   address  is  c/o  Xmark  Asset
Management, LLC, 152 West 57th Street, 21st Floor, New York, New York 10019, is the Chief Investment Officer of Xmark LP and Xmark Ltd and the Manager of XAM.

          XAM has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Kaye has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kaye is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The source of the funds used in making the purchases of the Company's Common Stock was XAM's working capital.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. XAM has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

          This Schedule is a voluntary filing to transition from the Schedule 13G filed by the reporting person on January 7, 2004 to Schedule 13D, and is not prompted by any change in the disclosure required by Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Prospectus Supplement No. 2 filed pursuant to Rule 424(b)(3) on July 30, 2004, there were 13,009,895 shares of Common Stock issued and outstanding as of July 29, 2004. As of September 7, 2004, Xmark LP is the holder of (i) 495,561 shares of Common Stock of the Company, (ii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase up to an aggregate of 132,996 shares of Common Stock at an exercise price of $3.00 per share (the "Initial Xmark LP Warrants"), which exercise price is subject to adjustment as set forth in the Initial Xmark LP Warrants, and (iii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase up to an aggregate of 34,916 shares of Common Stock at an exercise price of $6.98 per share (the "Additional Xmark LP Warrants", and together with the Initial Xmark LP Warrants, the "Xmark LP Warrants"), which exercise price is subject to adjustment as set forth in the Additional Xmark LP Warrants. Xmark Ltd is the holder of (i) 491,619 shares of Common Stock and (ii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase up to an aggregate of 136,464 shares of Common Stock at an exercise price of $3.00 per share (the "Initial Xmark Ltd Warrants"), which exercise price is subject to adjustment as set forth in the Initial Xmark Ltd Warrants, and (iii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase up to an aggregate of 34,916 shares of Common Stock at an exercise price of $6.98 per share (the "Additional Xmark Ltd Warrants", and together with the Initial Xmark Ltd Warrants, the "Xmark Ltd Warrants"), which exercise price is subject to adjustment as set forth in the Additional Xmark Ltd Warrants. Thus, as of September 7, 2004, for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,326,472 shares of Common Stock, or 9.9% of the Common Stock deemed issued and outstanding as of that date.

          The Xmark LP Warrants and the Xmark Ltd Warrants (the "Warrants") provide that in no event shall such Warrants be exercisable for shares of Common Stock to the extent that the issuance of Common Stock thereunder would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder) by Xmark LP, Xmark Ltd, or their affiliates, of more than 9.999% of the Common Stock (the "Issuance Limitation"). The Issuance Limitation may not be waived.

          The following table details the transactions during the 60 days prior to September 7, 2004 in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by XAM or any person or entity controlled by XAM or any person or entity for which XAM possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).

                                   I. Xmark LP

                                   (Purchases)

             Date                           Quantity             Price Per Share
             ----                           --------             ---------------
        July 26, 2004                            63                   $9.24
        August 2, 2004                           63                  $10.00
        August 3, 2004                          124                  $10.11
        August 4, 2004                          311                  $10.14
        August 5, 2004                          249                   $8.72
        August 9, 2004                          684                   $7.59
        August 10, 2004                         124                   $7.81
        August 12, 2004                         808                   $6.94
        August 13, 2004                       4,973                   $6.48
        August 16, 2004                       4,973                   $6.74
        August 17, 2004                       6,216                   $6.57
        August 18, 2004                      18,649                   $6.19
        August 19, 2004                      24,346                   $6.04
        August 20, 2004                      12,433                   $5.87
        August 24, 2004                       1,500                   $6.46
        August 25, 2004                      13,000                   $6.04
        August 27, 2004                       1,000                   $5.94
        August 30, 2004                       3,250                   $5.73
        September 1, 2004                    10,000                   $5.40
        September 2, 2004                     5,000                   $5.33
        September 3, 2004                    12,250                   $5.01


                                     (Sales)

             Date                           Quantity             Price Per Share
             ----                           --------             ---------------
        July 9, 2004                          7,535                   $8.05
        July 16, 2004                        20,668                   $9.24
        July 19, 2004                           533                   $9.50
        July 20, 2004                        13,334                   $9.02
        July 21, 2004                         6,667                   $8.93
        July 22, 2004                         6,667                   $9.06
        July 26, 2004                         7,807                   $9.55
        July 26, 2004                         8,653                   $9.24
        July 27, 2004                        21,128                   $9.66
        August 2, 2004                           63                   $9.97
        August 9, 2004                          124                   $7.51
        September 2, 2004                     7,500                   $5.53
        September 3, 2004                     2,250                   $5.10
        September 7, 2004                    16,668                   $5.10

                                  II. Xmark Ltd

                                   (Purchases)

             Date                           Quantity             Price Per Share
             ----                           --------             ---------------
        July 26, 2004                            37                   $9.24
        August 2, 2004                           37                   $10.00
        August 3, 2004                           76                   $10.11
        August 4, 2004                          189                   $10.15
        August 5, 2004                          151                   $8.72
        August 9, 2004                          416                   $7.60
        August 10, 2004                          76                   $7.81
        August 12, 2004                         492                   $6.95
        August 13, 2004                       3,027                   $6.48
        August 16, 2004                       3,027                   $6.75
        August 17, 2004                       3,784                   $6.57
        August 18, 2004                      11,351                   $6.19
        August 19, 2004                      27,354                   $6.05
        August 20, 2004                       7,567                   $5.87
        August 24, 2004                       1,500                   $6.47
        August 25, 2004                      13,000                   $6.04
        August 27, 2004                       1,000                   $5.94
        August 30, 2004                       3,250                   $5.73
        August 31, 2004                      35,000                   $5.55
        September 1, 2004                    10,000                   $5.40
        September 2, 2004                     5,000                   $5.33
        September 3, 2004                    12,250                   $5.01


                                     (Sales)

             Date                           Quantity             Price Per Share
             ----                           --------             ---------------
        July 9, 2004                          8,465                   $8.05
        July 16, 2004                        10,332                   $9.25
        July 19, 2004                           267                   $9.50
        July 20, 2004                         6,666                   $9.02
        July 21, 2004                         3,333                   $8.94
        July 22, 2004                         3,333                   $9.07
        July 26, 2004                         3,903                   $9.55
        July 26, 2004                         5,047                   $9.24
        July 27, 2004                        10,562                   $9.67
        August 2, 2004                           37                   $9.97
        August 9, 2004                           76                   $7.51
        September 2, 2004                     7,500                   $5.53
        September 3, 2004                     2,250                   $5.10
        September 7, 2004                     8,332                   $5.10

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

        None.


Item 7. Material to be Filed as Exhibits.
        --------------------------------

        None.



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            September 13, 2004

                                            XMARK ASSET MANAGEMENT, LLC

                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).